Filed by Zebra Holdco, Inc.

Registration Statement File No. 333-198695

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

Article featured in the New York Times:

Spencer Rascoff

OCT. 21, 2014

The 30-Minute Interview

By VIVIAN MARINO

Mr. Rascoff, 38, is the chief executive of Zillow, an online real estate database and marketplace with headquarters in Seattle.

Before helping to start the company in 2005, and rising to the helm in 2010, Mr. Rascoff was involved in the travel industry. He was a founder of Hotwire, an online travel company that was sold to Expedia in 2003. He also was an investment banker with Goldman Sachs.

Interview conducted and condensed by

VIVIAN MARINO

Q. What brings you to New York?

A. Primarily StreetEasy. When we acquired StreetEasy about a year ago, it was a relative newcomer to mobile — contrast that with Zillow, which has about three-quarters of our usage on mobile. And so over the last year, we’ve been taking the Zillow playbook to StreetEasy and expanding its product development resources against mobile. The first thing we did was make the service free; previously, it was $10 per month. Then we redesigned the website; we relaunched it on the mobile web; we launched an iPhone app; and we launched an Android app and an iPad app for StreetEasy.

Q. Zillow has been quite busy the past year or so, both with the acquisition of StreetEasy and Trulia.

A. We have.

Q. How exactly did the Trulia deal, an all-stock transaction announced in August, come about?

A. Our two companies have known one another, respected and competed against one another for many years. And we’ve had several merger conversations in the past, none of which amounted to much until this past summer when we approached the Trulia executives and the board of directors yet again.

Q. What’s the status of the deal?

A. It’s now in the regulatory approval process.

We have had a lot of conversations with the Federal Trade Commission, which is evaluating the proposed transaction. I’m confident that the deal will close late this year or early next, and that it will meet the necessary regulatory approvals. They decide whether to litigate in court if they want to stop the transaction.

What they’re evaluating is whether real estate agents have enough alternatives when it comes to advertising themselves and their listings. Our perspective is that real estate agents spend about $10 billion a year on advertising, and they spend about 2 percent of that on Zillow and about 2 percent on Trulia. So they have ample choice when evaluating where to spend their ad budgets.

Q. Is that Zillow’s biggest revenue source?

A. Our biggest revenue source comes from selling advertising to real estate agents. Specifically, we sell ZIP-code-targeted advertising.

Q. After the acquisition is complete, what will be the role of Peter Flint, Trulia’s C.E.O. and a founder?

A. When we close we’ll announce what the new organizational structure will be. It’s expected that Pete will run Trulia, which will be a separate brand within the Zillow family of real estate brands. We will definitely keep the name Trulia and the website, and the suite of mobile apps under the Trulia brand. So we will operate a multibrand portfolio of real estate media assets.

Q. Will there be any cutbacks once the deal is done?

A. We haven’t announced whether there will be any reductions in the employee count. We’ll have more clear, organizational announcements once we close. We have 1,100 employees. I’m not including Trulia’s 1,200 people.

Q. There’s a lot of overlap between the two businesses.

A. Trulia focuses on late-stage home shoppers that are deep in the purchase funnel — by which I mean people that are actively at the home-buying phase.

Zillow focuses on that market segment — people deep in the transaction — as well as earlier-stage home shoppers. For example, Zillow would appeal to a homeowner trying to keep track of the value of their home and look at their “Zestimate,” and perhaps plan a remodel or refinance their mortgage. Trulia would focus on the transaction.

We were attracted to the size of the Trulia audience and the strength of its brand. Trulia has over 50 million monthly unique users and a very well-known and well-liked brand.

Q. How big is Zillow’s audience now?

A. Zillow has about 90 million unique visitors a month, most of which are on mobile. About 75 percent of our usage is on mobile. And we have over 200 homes that are viewed every second on a mobile device on Zillow.

Three years ago, when we went public, it was about 20 homes that were viewed every second on mobile.

Real estate is the ultimate mobile shopping experience. It’s when you’re untethered when you’re driving around or walking around a neighborhood that you most want access to real estate information.

Q. How important is the New York market to Zillow’s overall business?

A. It is the largest real estate market in the country. Therefore, it’s critical for Zillow to win in New York, and we acquired StreetEasy with that goal in mind.

I grew up in New York; my mom was a real estate agent.

Q. You have a pretty extensive résumé for such a young age.

A. Looks like I can’t keep a job, huh?

Q. You founded the travel website Hotwire.com and spent some time in that industry, before switching to real estate. Did you see real estate as an industry that needed some help in a technological sense?

A. Yes, that’s right. When we left the travel industry, we started looking at other industries that hadn’t been impacted very much by the Internet. Real estate is a huge industry. It’s information-intensive, and it begged for consumer empowerment.

Q. Where would you like to see Zillow in the next few years?

A. Zillow is about 10 years old, and many technology companies start to lose a step in their second decade. They cease to be innovative and entrepreneurial. And so five or 10 years from now I hope I can say that Zillow is every bit as innovative and entrepreneurial as it was in its first decade. In terms of where that might take us, who knows?

Q. So how do I raise the “Zestimate” of my house?

A. The first thing you should do is claim your home on Zillow, which any owner can do, and you should make sure that your home facts are accurately represented. When we have accurate information about the home, the Zestimate becomes more accurate.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow, Inc.’s (“Zillow”) proposed acquisition of Trulia, Inc. (“Trulia”) (the “Proposed Transaction”). Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below), and in Zillow’s other filings with the Securities and Exchange Commission (the “SEC”). Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, a new holding company, Zebra Holdco, Inc. (“Holdco”), has filed a Registration Statement on Form S-4 with the SEC, which includes a registration statement and preliminary prospectus with respect to Holdco’s shares to be issued in the Proposed Transaction and a preliminary joint proxy statement of Zillow and Trulia with respect to the Proposed Transaction (the “Registration/Joint Proxy Statement”). The information in the preliminary Registration/Joint Proxy Statement is not complete and may be changed. The definitive Registration/Joint Proxy Statement will be mailed to shareholders of Zillow and stockholders of Trulia after the Registration Statement on Form S-4 is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION /JOINT PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration /Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”. These documents may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zillow or Trulia security holders in connection with the Proposed Transaction is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. In addition, information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration /Joint Proxy Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.